Exhibit1A-11

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Post Qualification Offering Circular Amendment No. 1 (File No. 024-10845) on Form 1-A/A of lnSitu Biologics, Inc. of our report dated February 15, 2018, relating to the financial statements of lnSitu Biologics, Inc., which includes an explanatory paragraph relating to the Company's ability to continue as a going concern, included in the Amended Regulation A Offering Circular.

Minneapolis, Minnesota

March 22, 2019

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